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                            July 30, 2021

       Scott F. Kavanaugh
       Chief Executive Officer
       First Foundation Inc.
       200 Crescent Court, Suite 1400
       Dallas, Texas 75201

                                                        Re: First Foundation
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 21, 2021
                                                            File No. 333-258069

       Dear Mr. Kavanaugh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Julia
Griffith at 202-551-3267 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance